================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 20)

                         CarrAmerica Realty Corporation
                    (Formerly Named Carr Realty Corporation)

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   144418 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 14, 2001
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].


                         (Continued on following pages)
                              (Page 1 of 12 Pages)
--==============================================================================

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 2 of 12
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Group Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            36-3692698

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 3 of 12
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Capital Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2985638

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 4 of 12
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Realty Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            88-0330184

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 5 of 12
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Operations Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            52-2146697

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 6 of 12
-----------------------------                          -------------------------


--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Office Business Trust (formerly East Mixed-Use Realty Investors Trust)

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2869172

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [_]

                                                                     (b)   [_]
------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                           [_]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             19,403,417
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           19,403,417
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,403,417
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                           [_]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.4%

--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

            This Amendment No. 20 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Office Business Trust (formerly East Mixed-Use Realty Investors Trust) a Maryland real estate investment trust and subsidiary of Operations ("East"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group, SC-Realty and Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty. This Amendment No. 20 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended to add the following:

            As previously reported, Security Capital Group determined to dispose of its shares of Common Stock in an underwritten public offering. On December 14, 2001, the terms of that offering were agreed, and Security Capital Group entered into an underwriting agreement with the underwriters in the offering. Pursuant to the underwriting agreement and as described in the prospectus relating to the offering filed with the SEC on December 14, 2001, Security Capital Group will sell 16,872,537 shares of Common Stock at $28.37 per share (net of a $1.49 underwriting discount, $26.88 net to Security Capital Group). Security Capital Group's sale of Common Stock pursuant to the offering is expected to close on December 19, 2001.

             In addition, the underwriters have exercised an overallotment option, pursuant to which they will purchase an additional 2,530,880 shares of Common Stock held by Security Capital Group, all in accordance with the terms of the underwriting agreement. The sale of these additional shares is also expected to close on December 19, 2001. Upon successful completion of the offering, none of the filing persons will own any shares of Common Stock. A copy of the press release announcing the Offering is attached hereto as Exhibit 21 and is incorporated herein by reference.

            Also on December 14, 2001, Security Capital Group entered into an Agreement and Plan of Merger, dated as of December 14, 2001 (the "Merger Agreement"), by and among Security Capital Group, General Electric Capital Corporation ("GECC") and EB Acquisition Corp ("Merger Sub"), a copy of which is attached hereto as Exhibit 22 and incorporated herein by reference. A copy of the joint press release of Security Capital Group and GECC announcing the Merger Agreement is attached hereto as Exhibit 23.

            Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, Merger Sub will merge with and into Security Capital Group, (the "Merger") with Security Capital Group as the surviving company, and Security Capital Group will become an indirect wholly owned subsidiary of GECC. In the Merger, shares of Security Capital Group Class B Common Stock, $.01 par value ("Class B shares") will be converted into the right to receive consideration consisting of $26 in cash per share, subject to the substitution therefor as described below and in the Merger Agreement of a combination of cash and common shares of beneficial interest of ProLogis Trust ("ProLogis Common Stock") with an agreed value of $26 per share (the "Class B Consideration"), and shares of Security Capital Group Class A Common Stock, $.01 par value ("Class A shares") will be converted into the right to receive 50 times the Class B consideration (the "Class A Consideration").


            GECC may elect (but no later than the 15th day before the Security Capital Group stockholder meeting to vote on the Merger and the Merger Agreement (the "Group Stockholder Meeting")) to include the ProLogis Common Stock owned by Security Capital Group as part of the Class A Consideration and the Class B Consideration. If GECC so elects, the holders of Class B shares would receive $26 in cash per share less the value of the ProLogis Common Stock received by them (with the ProLogis Common Stock valued for such purposes based upon the 10-day trailing average price of the ProLogis Common Stock 2 days prior to the Group Stockholder Meeting), and the holders of the Class A shares would receive 50 times such amount. GECC may also revoke any election it may make to include the shares of ProLogis Common Stock as part of the Class A Consideration and Class B Consideration, provided however that no such revocation may be made if such revocation would make it reasonably necessary, based upon the advice of Security Capital Group's independent counsel, to delay the Group Stockholder Meeting.


            With the prior written consent of both Security Capital Group and GECC, Security Capital Group may at any time sell any or all of its ProLogis Common Stock, including to ProLogis Trust, pursuant to a public offering or private placement, negotiated third-party purchase or otherwise (a "ProLogis Sale"). In addition, Security Capital Group will, at the written request of GECC, use its reasonable best efforts to effect a ProLogis Sale in the manner requested by GECC, and subject to approval by GECC of any final pricing terms, provided that Security Capital Group shall not be required to effect a ProLogis Sale, or enter into any binding agreement to effect a ProLogis Sale, prior to the date which is 18 days prior to the then-applicable date of the Group Stockholders Meeting (provided that if a "road show" with respect to a ProLogis Sale to be effected by a public offering shall have been commenced on or after the date which is 22 days prior to the then-applicable date of the Group Stockholders Meeting, and there shall thereafter be a delay or postponement of the date of the Group Stockholders Meeting, the relevant date which is 18 days prior to the previously-applicable date of the Group Stockholders Meeting shall not be changed for purposes of these obligations). Security Capital Group will, after consultation with GECC, determine the manager(s) and book runner(s) in the event of any ProLogis Sale that is an underwritten offering.

            GECC may also determine to cause Security Capital Group to retain its shares of ProLogis Common Stock, in which case, holders of Group Class B shares will receive $26 in cash for their shares, and holders of Group Class A shares 50 times such amount.

            Consummation of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by a majority of the voting power of the outstanding stock of Security Capital Group, the absence of any injunction or other government action preventing the merger, obtaining antitrust and other required regulatory approvals, the effective registration of the Prologis Common Stock, the accuracy of each parties' representations and warranties and compliance with covenants, and the absence of a Material Adverse Effect (as defined in the Merger Agreement) having occurred as to Security Capital Group. There can be no assurance that any of these conditions will be satisfied or waived or that even if satisfied or waived that the Merger will be completed.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended to add the following:

            Both prior to and following the Merger, Security Capital Group will continue to be the beneficial owner of the Common Stock, and any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital Group is subject or which otherwise apply to the purchase or sale of Common Stock or Security Capital Group's investment in Carr including, without limitation, the relevant "standstill" provisions of the Stockholders Agreement as previously described in this Schedule 13D and the Merger Agreement. Nothing contained herein is intended to indicate any intent to act otherwise than in accordance with such provisions and covenants, to modify any such provisions or to encourage Carr or any other person to do so. Subject to these requirements and limitations, however, Security Capital Group reserves all of its rights with respect to its investment intent as previously described in this
Schedule 13D.

Item 5.  Interests in Securities of the Issuer

The information contained in Item 4 with respect to this Item is incorporated herein by reference.



Item 7.  Material to be filed as Exhibits

Exhibit 21  Press Release of Security Capital Group dated December 14, 2001.

Exhibit 22 Agreement and Plan of Merger dated as of December 14, 2001, by and among Security Capital Group, GECC and Merger Sub (incorporated by reference to Exhibit 99.1 to Security Capital Group Current Report on Form 8-K, filed December 17, 2001).

Exhibit 23 Joint Press Release of Security Capital Group and GECC dated December 14, 2001 (incorporated by reference to Exhibit 99.2 to Security Capital Group Incorporated's Current Report on Form 8-K, filed December 17, 2001).

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By:  /s/ Jeffrey A. Klopf
                                             ---------------------------------
                                             Name:   Jeffrey A. Klopf
                                             Title:  Senior Vice President and
                                                     Secretary


                                         SC CAPITAL INCORPORATED


                                         By:  /s/ Jeffrey A. Klopf
                                             ---------------------------------
                                             Name:   Jeffrey A. Klopf
                                             Title:  Secretary


                                         SC REALTY INCORPORATED


                                         By:  /s/ Jeffrey A. Klopf
                                             ---------------------------------
                                             Name:   Jeffrey A. Klopf
                                             Title:  Secretary


                                         SECURITY CAPITAL OPERATIONS
                                         INCORPORATED


                                         By:  /s/ Jeffrey A. Klopf
                                             ---------------------------------
                                             Name:   Jeffrey A. Klopf
                                             Title:  Secretary

                                         SECURITY CAPITAL OFFICE BUSINESS TRUST


                                         By:  /s/ Jeffrey A. Klopf
                                             ---------------------------------
                                             Name:   Jeffrey A. Klopf
                                             Title:  Secretary


            December 17, 2001

                                  Exhibit Index


Exhibit 21 Press release of Security Capital Group Incorporated dated December 14, 2001.

Exhibit 22 Agreement and Plan of Merger dated as of December 14, 2001, by and among Security Capital Group Incorporated, General Electric Capital Corporation and EB Acquisition Corp (incorporated by reference to Exhibit 99.1 to Security Capital Group Incorporated's Current Report on Form 8-K, filed December 17, 2001).

Exhibit 23 Joint Press Release of Security Capital Group Incorporated and General Electric Capital Corporation dated December 14, 2001 (incorporated by reference to Exhibit 99.2 to Security Capital Group Incorporated's Current Report on Form 8-K, filed December 17, 2001).